

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

October 14, 2008

Via U.S. mail

Kevin A. Neveu
Chief Executive Officer
Precision Drilling Corporation
4200, 150-6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

> **Re: Precision Drilling Trust
> Registration Statement on Form F-4
> Filed September 25, 2008
> File No. 333-153664**

Dear Mr. Neveu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 27 – discussion of risks of possible adjustments/proration of consideration

1.   We note your statement to the shareholders of Grey Wolf, Inc. that "despite your election, you may not receive exactly the amount, type and mix of consideration

that you elected to receive for your shares of Grey Wolf, which could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for US federal income tax purposes if you receive cash." We also note the discussion of the possible proration adjustments on pages 80 and 81 of the document and elsewhere. Please expand your discussion, in Risk Factors and elsewhere, about the possible adjustments to the consideration received by shareholders, to clarify the extent and nature of the risks that shareholders face from such adjustments. Because the discussion on pages 80 and 81 involves complex formulae and may be difficult for investors to follow, consider providing some examples of possible scenarios, so that it will be easier for investors to comprehend the possible impact of the adjustments on the consideration that they may receive and the value of that consideration.

Legality and tax opinions, Exhibits 5.1, 8.1 and 8.2

2. We note that each of these exhibits, from Bennett James LLP, Mayer Brown LLP and Felensky Flynn LLP, respectively, have been provided as "form of" opinions. Please make certain that you file the signed opinions as exhibits to the Registration Statement before the effectiveness of the Registration Statement, as required by Item 601(b)(8) of Regulation S-K.

In this regard, we note that the discussion of material U.S. federal income tax consequences is not identified as having been prepared by Mayer Brown LLP and should therefore be revised to state clearly in the prospectus that Mayer Brown LLP is the preparer of the discussion.

In contrast, with regard to Felesky Flynn LLP and the discussion of material Canadian federal income tax consequences, we note that the prospectus does state that Felesky Flynn LLP prepared the discussion, but we also note that Felesky Flynn LLP's form of opinion in Exhibit 8.2 states that "we are of the opinion that the discussion … constitutes, in all material respects, an accurate summary of the Canadian federal income tax matters described therein … ." Please note that this wording is not appropriate because counsel only appears to be addressing the issue of whether the prospectus disclosure is an "accurate summary." Pursuant to Regulation S-K Item 601(b)(8), counsel should opine on the tax consequences, not merely the manner in which they are described in the prospectus. Please revise accordingly.

Additional Section 368(a) tax opinions described in "The Merger – Material U.S. Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units – Tax Consequences of the Merger Generally," at page 70

3. You state that Precision and Grey Wolf have structured to the merger to qualify as

a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the merger is conditioned on the receipt by each of Precision and Grey Wolf of an opinion of its respective counsel (Mayer Brown LLP and Porter & Hedges L.L.P., respectively) that the merger will be treated as a reorganization within the meaning of Section 368(a). We note that each party's receipt of this opinion from its respective counsel constitutes a condition to closing, and that the condition may be waived by each party. Please make certain to file the signed Section 368(a) opinions as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (501) 851-1923 with any questions.

Sincerely,

Michael Karney
Attorney-Advisor

cc: N. Gholson
    Via Facsimile:
    Robert F. Gray, Jr., Esq., Mayer Brown LLP, (713) 238-4600